OMNICOMM SYSTEMS, INC.

2101 W. Commercial Blvd.

Suite 3500

Ft. Lauderdale, FL 33309

Telephone no. (954) 473-1254

August 12, 2014

“CORRESP”

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: William H. Thompson, Accounting Branch Chief

Re:         OmniComm Systems, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 31, 2014

File No. 0-25203

Dear Mr. Thompson:

Reference is made to the staff’s comments under cover of its letter dated July 16, 2014 on the above-referenced filing. The Company has prepared and proposes to file, following receipt of any additional comments the staff may have, a Form 10-Q/A for the quarter ended September 30, 2013, a Form 10-K/A for the year ended December 31, 2013 and a Form 10-Q/A for the quarter ended March 31, 2014 with the revisions described below. The Company proposes to file these reports on or about August 14, 2014, immediately preceding the filing of the Company’s Form 10-Q for the quarter ended June 30, 2014. The following are the Company's responses to the staff’s comments:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Overview, page 27

1. Please include a description of the CRO Preferred Program and a definition of the CRO market.

RESPONSE: The Company proposes to amend its Form 10-K for the year ended December 31, 2013 to provide the following additional information: “Clinical Research Organizations (“CROs”) are organizations that provide support and services to pharmaceutical, biotech, medical devices and other clinical trial sponsors. CROs can range from small specialty niche service providers to very large global service providers. According to a Tufts Center for the Study of Drug Development study published in late 2012, the overall US market for the 15 highest CRO-concentration geographic areas is estimated at between $32.5 and $39.5 billion. A single CRO could be managing clinical trials for one or more trial sponsors. Our CRO Preferred Program is designed to help the CRO service their existing clients and win new business. By building our relationship with the CRO, we gain access to trial sponsors that we might not be able to reach through other sales channels. The CRO Preferred Program offers our suite of EDC solutions to the CROs with a number of advantages including fixed pricing with no upfront fees, product demonstration support to trial sponsors, sales support, and integrated eLearning and training.” The Company proposes to amend its Forms 10-Q for the quarters ended September 30, 2013 (see response to staff comment 4 below) and March 31, 2014 (see response to staff comment 3 and 6 below), and proposes to incorporate its response to staff comment 1 in each of these two reports.

Liquidity and Capital Resources, page 33

Cash and Cash Equivalents, page 34

2. We note your disclosure that your ability to collect on trade receivables improved as compared to fiscal 2012 and 2011. Please explain and support your assertion as it appears the number of days’ revenue in accounts receivable increased in 2013 as compared to 2012 and 2011.

RESPONSE: We agree with the staff’s observation that the number of days’ revenue in accounts receivable increased in 2013 as compared to 2012 and 2011. The days’ revenue in accounts receivable increased as of the end of 2013 as a result of an increase in invoicing in November and December 2013 coupled with our revenue recognition procedures. In accordance with SEC Staff Accounting Bulletin No. 104 we recognize revenue ratably over the life of the trial, which could range from a few months to five or more years. The amounts invoiced in excess of the revenue recognized are recorded as a deferred revenue liability on our balance sheet and are recognized over the life of the trial. The statistic that we use to measure our collections is the Weighted Days Outstanding A/R. As of December 31, 2013 the Weighted Days Outstanding A/R was 28.6 days as compared to 36.7 days and 36.0 days as of December 31, 2012 and December 31, 2011, respectively. In order to reduce the likelihood that the language in question may be misinterpreted, the Company proposes to remove the sentences in question from its amended Form 10-K for the year ended December 31, 2013. The Company also proposes to remove the sentences in question from its to-be-filed amended Forms 10-Q for the quarters ended September 30, 2013 and March 31, 2014 as well.

Item 9A. Controls and Procedures, page 39

Changes in Internal Controls over Financial Reporting, page 40

3. Item 308(c) of Regulation S-K requires disclosure of any change in your internal control over financial reporting that occurred during the last fiscal quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise to provide the required disclosure. Please similarly revise your disclosure in Form 10-Q for the quarter ended March 31, 2014.

RESPONSE: The Company proposes to amend its Form 10-K for the year ended December 31, 2013 to replace the existing disclosure under “Changes in Internal Controls Over Financial Reporting” in its entirety with the following “There have been no changes in our internal controls over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, during the fourth quarter ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.“. The Company also proposes to make corresponding changes in its amended Form 10-Q for the quarters ended September 30, 2013 (see response to staff comment 4 below) and March 31, 2014 (see response to staff comment 3 and 6 below).

Financial Statements, page F-1

Note 8: Promasys B.V. Acquisition, page F-16

4. The acquisition of Promasys appears to be significant. Please explain to us why you did not provide the financial statements required by Rule 8-04 of Regulation S-X or the pro forma financial information required by Rule 8-05 of Regulation S-X. In doing so, please provide your computations pursuant to paragraphs (b) and (c) of Rule 3-05 of Regulation S-X.

RESPONSE: The Company has concluded that the provisions of Rules 8-04 and 8-05 of Regulation S-X are applicable to our acquisition of Promasys BV (“Promasys”) and proposes to file the required audited financial statements of Promasys as an exhibit to the Company’s amended Form 10-Q for the quarter ended September 30, 2013. The Company has requested the assistance of the Dutch accountants for Promasys to assist it in the preparation of the interim financial statements and pro-forma financial information required by Rules 8-04 and 8-05, and anticipates that it will be able to file the required interim financial statements and pro-forma financial information on or about September 30, 2014.

In view of the foregoing, the Company proposes to include the following disclosure under Evaluation of Disclosure Controls and Procedures in its proposed amended Form 10-K for the year ended December 31, 2013 and its proposed amended Forms 10-Q for the quarters ended September 30, 2013 and March 31, 2014:

“However, subsequent to the end of the period covered by this Report, we determined that as of the closing date of our acquisition of Promasys BV (“Promasys”), and continuing thereafter, we incorrectly applied the provisions of Item 9 of Form 8-K and Article 8 of Regulation S-X under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of which, (a) we concluded, incorrectly, that our acquisition of Promasys was not a “significant acquisition” within the meaning of Regulation S-X, and (b) we did not timely file a periodic report containing the audited financial statements, unaudited interim financial statements or pro-forma financial information required under Rules 8-04 and 8-05 of Regulation S-X to be filed in connection with our acquisition of Promasys. The Securities and Exchange Commission (“SEC”) has indicated that a company’s failure to file a report required to be filed under the Exchange Act may be evidence of a weakness in disclosure controls. Moreover, our incorrect application of Item 9 of Form 8-K and Article 8 of Regulation S-X could be indicative of a deficiency in our internal controls over financial reporting.

We believe that our incorrect application of Item 9 of Form 8-K and Article 8 of Regulation S-X, and the resulting failure to timely file a required report under the Exchange Act, was caused by a lack of full familiarization on the part of our financial officers with the SEC’s accounting rules relating to acquisition transactions. However, the assets, liabilities and results of operations of Promasys have been consolidated in our financial statements since the effective date of acquisition, and our late filing of the required audited financial statements, interim financial statements and pro-forma financial statements are not expected to have any impact on our financial statements or results of operations. In order to reduce the likelihood that a similar event will occur in the future, we have taken remedial action including (a) establishing a policy that all proposed acquisitions be discussed with both our SEC counsel and our independent auditors prior to their consummation and (b) devoting resources to bolstering our financial officers’ knowledge of SEC accounting requirements, particularly those associated with acquisition transactions.

While we believe the remedial steps we have taken will reduce the likelihood of a similar occurrence in the future, there is no assurance that a significant deficiency or material weakness will not be identified in the future as a result of this or other circumstances.“

In addition, the Company proposes to include the following disclosure under Part I, Item 1A of its amended Form 10-K for the year ended December 31, 2013 and Part II, Item 1A of its amended Forms 10-Q for the quarters ended September 30, 2013 and March 31, 2014:

“The following risk factors should be read in conjunction with the other risk factors identified in our annual report on Form 10-K for the year ended December 31, 2013 and the other filings we make, from time to time, with the Securities and Exchange Commission.

We have not filed certain information required to be filed by us under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and until we do so, we will not be in compliance with our reporting obligations under the Exchange Act.

Subsequent to the end of the period covered by this Report, we determined that as of the closing date of our acquisition of Promasys BV (“Promasys”) and continuing until recently, we incorrectly applied the provisions of Item 9 of Form 8-K and Article 8 of Regulation S-X under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of which, (a) we concluded, incorrectly, that our acquisition of Promasys was not a “significant acquisition” within the meaning of Regulation S-X, and (b) we did not timely file a periodic report containing the audited financial statements, unaudited interim financial statements or pro-forma financial information required under Rules 8-04 and 8-05 of Regulation S-X to be filed in connection with our acquisition of Promasys. We have filed the required audited financial statements as an exhibit to this Report; however, we do not anticipate that we will receive the necessary information from our Dutch subsidiary to enable us to complete and file the required unaudited interim financial statements or pro-forma financial information until on or about September 30, 2014.

The assets, liabilities and results of operations of Promasys have been consolidated in our financial statements since the effective date of acquisition, and our late filing of the required audited financial statements, interim financial statements and pro-forma financial statements are not expected to have any impact on our financial statements or results of operations. However, until such time as we file the interim financial statements and pro-forma financial information, (a) we will not be considered in compliance with our reporting obligations under the Securities Exchange Act of 1934 and (b) Form S-8 will not be available to us for the registration or resale of shares issued under our equity compensation plan. Our continued non-compliance with our Exchange Act reporting requirements could subject us to regulatory scrutiny and the imposition of sanctions including the revocation of our registration under Section 12(g) of the Exchange Act.

Our failure to properly apply certain financial tests and the resulting failure to file certain information with the SEC may be indicative of weaknesses in our internal controls over financial reporting and our disclosure controls and procedures.

The Securities and Exchange Commission (“SEC”) has indicated that the failure to file a report required to be filed under the Exchange Act may be evidence of a weakness in disclosure controls. Moreover, our incorrect application of Item 9 of Form 8-K and Article 8 of Regulation S-X in connection with our acquisition of Promasys could be indicative of a deficiency in our internal controls over financial reporting. In order to reduce the likelihood that a similar event will occur in the future, we have taken remedial action. While we believe the remedial steps we have taken will reduce the likelihood of a similar occurrence in the future, there is no assurance that a significant deficiency or material weakness will not be identified in the future as a result of this or other circumstances.”

Item 15. Exhibits, Financial Statement Schedules, page 41

5. We note that you filed a Registration Statement on Form S-8 on September 28, 2012. Please file the consent of your independent accountant required by Item 601(b)(23)(ii) of Regulation S-K.

RESPONSE: The Company proposes to amend its Form 10-K for the year ended December 31, 2013 to include the consent of our independent accountant required by Item 601(b)(23)(ii) of Regulation S-K .

Exhibits 31.1 and 31.2

6. We note that you omitted the reference to internal control over financial reporting from paragraph 4 of the certifications. The certifications should conform exactly to the certifications in Item 601(b)(31)(i) of Regulation S-K. Please revise. Please also revise the certifications filed as exhibits to Form 10-Q for the quarterly period ended March 31, 2014.

RESPONSE: The Company proposes to amend its Form 10-K for the year ended December 31, 2013 and its Forms 10-Q for the quarters ended September 30, 2013 and March 31, 2014 to provide certifications that conform exactly to the certifications in Item 601(b)(31)(i) of Regulation S-K.

The Company acknowledges that:

•     the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing sufficiently responds to the staff’s comments.

Sincerely yours, /s/Thomas E. Vickers Thomas E. Vickers, Chief Accounting and Financial Officer